

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 4, 2018

Charles K. Thompson
Chairman of the Board and Interim Chief Executive Officer
Nuverra Environmental Solutions, Inc.
14624 N. Scottsdale Rd., Suite 300
Scottsdale, AZ 85254

  Re: Nuverra Environmental Solutions, Inc.
    Registration Statement on Form S-1
    Filed March 16, 2018
    File No. 333-223738

Dear Mr. Thompson:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation by Reference of Certain Documents, page v

1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2017, which in turn incorporates by reference Part III information from a proxy statement that you have not yet filed. Please file the Part III information prior to requesting effectiveness of this registration statement. Please also revise this section to incorporate by reference such filing prior to effectiveness. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.

Selling Stockholders, page 7

2. We note that pursuant to the terms of your plan of reorganization and amended charter, Ascribe Capital LLC, a significant stockholder, has the right to designate up to two initial

Charles K. Thompson
Nuverra Environmental Solutions, Inc.
April 4, 2018
Page 2

directors. In this regard, please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares held by the Ascribe Funds, or explain to us why you do not believe this disclosure is required. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources